AUTOPILOT SOLUTIONS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2024

AUTOPILOT SOLUTIONS, INC.

TABLE OF CONTENTS



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

PARTNERS
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Autopilot Solutions, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Autopilot Solutions, Inc., which comprise the balance sheet as of December 31, 2024, and the related statements of operation and stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Autopilot Solutions, Inc. as of December 31, 2024, and the results of its operations and its cashflow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent Autopilot Solutions, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Autopilot Solutions, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Autopilot Solutions, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt Autopilot Solutions, Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BAS Partners LLC

Pembroke Pines, Florida
April 30, 2025

AUTOPILOT SOLUTIONS, INC.

BALANCE SHEET

DECEMBER 31, 2024

Assets		
Current assets		
Cash	$	85,099
Other current asset		-
Total current assets		85,099
Other assets		-
Total assets	**$**	**85,099**
Liabilities and stockholders' equity		
Current liabilities		
Accounts payables and accrued expenses	$	-
Other liabilities		-
Total current liabilities		-
Convertible securities		161,413
Total liabilities		161,413
Commitment and contingencies		
Stockholders' equity		
Common stock (Authorized, 100 million shares)		16,141
Additional paid in capital		232,997
Accumulated deficit		(325,452)
Total stockholders' equity		(76,314)
Total liabilities and stockholders' equity	**$**	**85,099**

The accompanying notes are an integral part of these financial statements.


AUTOPILOT SOLUTIONS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024


Revenues	$	19,764
Cost of sales		-
Gross profit (loss)		-
Operating Expenses:		
General and administration		341,500
Total operating expenses		341,500
Operating loss		(321,736)
Other (income)expenses:		
Interest expense		-
Other income		-
Total Other (income)expenses		-
Net income	$	**(321,736)**


The accompanying notes are an integral part of these financial statements.


AUTOPILOT SOLUTIONS, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Shares	Amount	Additional Paid - in - Capital	Accumulated Deficit	Total
Balance at 12/31/2022		$ -	$ -	$ (3,716)	$ (3,716)
Common stock issued	161,413	16,141	232,997	-	249,138
Common stock issuance costs	-	-	-	-	-
Net loss	-	-	-	(321,736)	(321,736)
Balance at 12/31/2024	**161,413**	**$ 16,141**	**$ 232,997**	**$ (325,452)**	**$ (76,314)**

The accompanying notes are an integral part of these financial statements.

AUTOPILOT SOLUTIONS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
CASHFLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (321,736)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	-
Amortization	-
Change in operating assets and liabilities	
Other assets	-
Accounts payable and accrued liabilities	51,527
Net cash used in operating activities	(270,209)
CASHFLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issue of shares	353,804
Net cash provided by financing activities	353,804
Change in cash and cash equivalents	83,595
Cash and cash equivalents, beginning of year	1,504
Cash and cash equivalents, end of year	$ 85,099,

The accompanying notes are an integral part of these financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

Autopilot Solutions, Inc. (the "Company") was incorporated on November 3, 2023, in the state of Delaware. The Company was formed to field service management software for home service business to manage and run their business.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivables are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company has not started any activities and therefore there are no accounts receivable at December 31, 2024.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2024; and

(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2024 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

    I.   quoted prices for similar assets or liabilities in active markets;
    II. quoted prices for identical or similar assets in markets that are not active;

    III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

    IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 3 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 30, 2025, the issuance date of the financial statements.

END OF REPORT